UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.   4  )*

FIRST COMMUNITY BANCORP

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

31983B101

(CUSIP Number)

John M. Eggemeyer, III

6051 El Tordo

Rancho Santa Fe, CA 92067

(858) 756-8300

with a copy to:

William R. Moody

c/o Castle Creek Capital

6051 El Tordo

Rancho Santa Fe, CA 92067

(858) 756-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 4, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31983B101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Castle Creek Capital Partners Fund I, LP Federal ID No.: 36-4073941

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 645,662 (1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 645,662 (1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 645,662

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.0%

14.	Type of Reporting Person (See Instructions) PN (limited partnership)

(1)           Power is exercised through its sole general partner, Castle Creek Capital LLC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Castle Creek Capital Partners Fund IIa, LP Federal ID No. 68-0415156

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 973,505

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 973,505

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 973,505

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.1%

14.	Type of Reporting Person (See Instructions) PN (limited partner)

(1)           Power is exercised through its sole general partner, Castle Creek Capital LLC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Castle Creek Capital Partners Fund IIb, LP Federal ID No.: 68-0415157

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 411,210

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 411,210

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 411,210

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.6%

14.	Type of Reporting Person (See Instructions) PN (limited partnership)

(1)           Power is exercised through its sole general partner, Castle Creek Capital LLC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Castle Creek Capital LLC Federal ID No.: 36-4073477

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,030,376 (1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,030,376 (1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,030,376 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.7%

14.	Type of Reporting Person (See Instructions) OO (limited liability company)

(1)                                  Power is exercised through its controlling members, Eggemeyer Advisory Corp and WJR Corp

(2)           Solely in its capacity as sole general partner of Castle Creek Capital Partners Fund I, LP; Castle Creek Capital Partners Fund IIa, LP; and Castle Creek Capital Partners Fund IIb, LP

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Eggemeyer Advisory Corp Federal ID No.: 36-4104569

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,030,376 (1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,030,376 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,030,376 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.7%

14.	Type of Reporting Person (See Instructions) CO (corporation)

(1)                      Power is exercised through its sole shareholder and President, John M. Eggemeyer, III

(2)                      In its capacity as a controlling member of Castle Creek Capital LLC, the sole general partner of Castle Creek Capital Partners Fund I, LP; Castle Creek Capital Partners Fund IIa, LP; and Castle Creek Capital Partners Fund IIb, LP

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John M. Eggemeyer, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF/AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United State of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 337,145 (1)

	8.	Shared Voting Power 2,057,255 (2)

	9.	Sole Dispositive Power 337,145 (1)

	10.	Shared Dispositive Power 2,057,255 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,394,400 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.9%

14.	Type of Reporting Person (See Instructions) IN (individual)

(1)                      Consists of 334,579 shares owned by Mr. Eggemeyer and 2,566 shares for which Mr. Eggemeyer is the sole trustee.

(2)                      Consists of 2,030,376 shares for which power is exercised as President of Castle Creek Capital LLC and as sole shareholder of one of its controlling members and 26,879 shares under the First Community Bancorp Directors Deferred Compensation Plan. Power is shared with William J. Ruh as Executive Vice President of Castle Creek Capital LLC and as sole shareholder of one of its controlling members.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) WJR Corp Federal ID No.: 36-4046499

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,030,376 (1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,030,376 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,030,376 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.7%

14.	Type of Reporting Person (See Instructions) CO (corporation)

(1)                      Power is exercised through its sole shareholder and President, William J. Ruh

(2)                      In its capacity as a controlling member of Castle Creek Capital LLC, the sole general partner of Castle Creek Capital Partners Fund I, LP: Castle Creek Capital Partners Fund IIa, LP; and Castle Creek Capital Partners Fund IIb, LP

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William J. Ruh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 52,620 (1)

	8.	Shared Voting Power 2,030,376 (2)

	9.	Sole Dispositive Power 52,620 (1)

	10.	Shared Dispositive Power 2,030,376 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,082,996 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.0%

14.	Type of Reporting Person (See Instructions) IN (Individual)

(1)                      Consists of 49,620 shares owned directly and 3,000 shares for which Mr. Ruh is the sole trustee

(2)                      Consists of 2,030,376 shares for which power is exercised as Executive Vice President of Castle Creek Capital LLC and as sole shareholder of one of its controlling members. Power is shared with John M. Eggemeyer, III as President of Castle Creek Capital LLC and as sole shareholder of one of its controlling members

Item 1.	Security and Issuer

Item 2.	Identity and Background

This Amendment No. 4 (the “Amendment”) amends and supplements the Schedule 13D jointly filed by Castle Creek Capital Partners Fund I, LP; Castle Creek Capital Partners Fund IIa, LP; Castle Creek Capital Partners Fund IIb, LP; Castle Creek Capital LLC; Eggemeyer Advisory Corp; John M. Eggemeyer, III; WJR Corp.; and William J. Ruh on December 11, 2001, as previously amended and supplemented by Amendment No. 1 filed on February 13, 2002, Amendment No. 2, filed on July 26, 2002, and Amendment No. 3 filed on August 1, 2002 (as amended and supplemented, the “Schedule 13D”), with respect to the common stock, with no par value (the “Common Stock”), of First Community Bancorp, a California corporation with its principal executive offices at 6110 El Tordo, Rancho Santa Fe, CA 92067 (the “Issuer”). All capitalized terms used in this Amendment that are not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 3 of this statement on Form 13D is hereby amended by adding the following:

Item 3.	Source and Amount of Funds or Other Consideration
Since the filing of Amendment No. 3, Castle Creek Capital Partners Fund IIa, LP has purchased the following shares:

Date	Shares Purchased	Price per Share	Aggregate Price
January 31, 2003	13,289	28.71	381,493
February 3, 2003	6,257	29.42	184,068
February 4, 2003	29,179	30.05	876,706
February 5, 2003	20,036	30.04	601,858
February 6, 2003	6,538	29.81	194,897
February 7, 2003	3,515	29.98	105,373
February 10, 2003	4,218	29.89	126,055
March 4, 2003	5,765	28.77	165,840
March 14, 2003	7,591	29.00	220,178

Since the filing of Amendment No. 3, Castle Creek Capital Partners Fund IIb, LP has purchased the following shares:

Date	Shares Purchased	Price per Share	Aggregate Price
January 31, 2003	5,611	28.71	161,077
February 3, 2003	2,643	29.42	77,752
February 4, 2003	12,321	30.05	370,194
February 5, 2003	8,464	30.04	254,249
February 6, 2003	2,762	29.81	82,335
February 7, 2003	1,485	29.98	44,517
February 10, 2003	1,782	29.89	53,255
March 4, 2003	2,435	28.77	70,047
March 14, 2003	3,208	29.00	93,109

The purchases of both Fund IIa and Fund IIb were funded from capital contributions received from its limited partners and from borrowings by the Funds.

Since the filing of Amendment No. 3, John M. Eggemeyer III has purchased the following shares directly, into accounts for which he is the trustee (both of which provide Mr. Eggemeyer with sole voting and dispositive power), or into the Director’s deferred comp plan (which provide shared voting and dispositive power):

Date	Shares Purchased	Price per Share	Aggregate Price
March 17, 2003	43	28.58	1,229
March 17, 2003	143	29.01	4,149
April 29, 2003	221	30.11	6,655
December 4, 2003	620	35.51	22,013
December 9, 2003	4,000	35.12	140,482
March 14, 2004	671	38.70	25,971
April 23, 2004	8,100	35.19	285,075
April 23, 2004	1,386	35.19	48,773
May 10, 2004	10,200	17.85	182,070
May 10, 2004	10,000	19.25	192,500
June 15, 2004	725	36.08	26,159
Sept. 16, 2004	616	42.72	26,318
November 2, 2004	10,500	9.50	99,750
December 15, 2004	614	43.06	26,438
March 15, 2005	300	44.70	13,409
March 15, 2005	704	44.68	31,452
June 16, 2005	713	46.29	33,006
July 28, 2005	880	50.76	44,665

The purchases made by Mr. Eggemeyer were funded from his personal funds, funds available in accounts for which he is trustee, or from funds available in the deferred compensation plan.
On December 16, 2004 Mr. Eggemeyer was granted a restricted stock grant of 22,000 shares which shares vest over a three year period.
Since the filing of Amendment No. 3, William J. Ruh has purchased the following shares directly or into accounts for which he is the trustee:

Date	Shares Purchased	Price per Share	Aggregate Price
November 17, 2002	5,000	30.15	150,750
February 28, 2003	2,000	29.00	58,000
February 28, 2003	1,700	29.05	49,385
April 29, 2004	900	34.30	30,866
May 4, 2004	400	34.00	13,600

The purchases made by Mr. Ruh were funded from his personal funds or from funds available in accounts for which he is trustee.

Item 4.	Purpose of Transaction

On August 4, 2005, Castle Creek Capital Partners Fund I, LP, notified the investors in Fund I of its intention to distribute to the Investors in Fund I, on or about December 1, 2005, substantially all of the shares of Issuer which it now holds.  Following the distribution and sale of such “odd lots” as necessary, Fund I will own no shares of Issuer.  There are 67 investors in Fund I.  No investor has an interest greater than 16.0% in the shares of Issuer held by Fund I.

Item 5 of this statement on Form 13D is hereby amended and restated in its entirety as follows:

Item 5.	Interest in Securities of the Issuer

(a)(i) For each Reporting Person, as of July 31, 2005, the aggregate number of shares of Common Stock owned and the corresponding percentage of the total outstanding commons Stock of the Issuer is as follows (all percentages are based on 16,047,452 shares of Common Stock outstanding):

John M. Eggemeyer III

John M. Eggemeyer beneficially owns 2,394,400 shares of Common Stock which equals approximately 14.9% of the Issuers’ outstanding Common Stock. Mr. Eggemeyer’s sole beneficial ownership includes 245,079 shares owned directly, 2,566 shares for which he is the sole trustee, and 89,500 shares underlying stock options. Mr. Eggemeyer’s shared beneficial ownership of 2,057,255 shares includes 2,030,376 shares beneficially owned as sole stockholder of Eggemeyer Advisory Corp. and 26,879 shares subject to the First Community Bancorp Directors Deferred Compensation Plan.

Eggemeyer Advisory Corp.

Eggemeyer Advisory Corp., as a controlling member of Castle Creek Capital LLC, beneficially owns 2,030,376 shares of Common Stock which equal approximately 12.7% of the Issuer’s outstanding Common Stock.

William J. Ruh

William J. Ruh beneficially owns 2,082,996 of Common Stock which equals approximately 13.0% of the Issuers’ outstanding Common Stock. Mr. Ruh’s sole beneficial ownership includes 49,620 shares owned directly, and 3,000 shares for which he is the sole trustee. Mr. Ruh’s shared beneficial ownership of 2,030,376 shares includes 2,030,376 shares beneficially owned as sole stockholder of WJR Corp.

WJR Corp

WJR Corp., as a controlling member of Castle Creek Capital LLC, beneficially owns 2,030,376 shares of Common Stock which equal approximately 12.7% of the Issuer’s outstanding Common Stock

Castle Creek Capital LLC

Castle Creek Capital LLC as the sole general partners of Fund I, Fund IIa, and Fund IIb beneficially owns 2,030,376 shares of Common Stock which equals approximately 12.7% of the Issuers outstanding Common Stock.

Castle Creek Capital Partners Fund I, LP

Castle Creek Capital Partner Fund I, LP beneficially owns 645,662 shares of Common Stock which equals approximately 4.0% of the Issuer’s outstanding Common Stock.

Castle Creek Capital Partners Fund IIa, LP

Castle Creek Capital Partner Fund IIa, LP beneficially owns 973,505 shares of Common Stock which equals approximately 6.1% of the Issuer’s outstanding Common Stock.

Castle Creek Capital Partners Fund IIb, LP

Castle Creek Capital Partner Fund IIb, LP beneficially owns 411,210 shares of Common Stock which equals approximately 2.6% of the Issuer’s outstanding Common Stock.

(b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole or share power to dispose or to direct the disposition.

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
John M. Eggemeyer III	337,145	2,057,255	337,145	2,057,255
Eggemeyer Advisory Corp	0	2,030,376	0	2,030,376
William J. Ruh	52,620	2,030,376	52,620	2,030,376
WJR Corp	0	2,030,376	0	2,030,376
Castle Creek Capital LLC	2,030,376	0	2,030,376	0
Castle Creek Capital Partners Fund I, LP	645,662	0	645,662	0
Castle Creek Capital Partners Fund IIa, LP	973,505	0	973,505	0
Castle Creek Capital Partners Fund IIa, LP	411,210	0	411,210	0

(c) The following is a list of the transactions in the shares of the Common Stock effected by the Reporting Persons during the past 60 days: John M. Eggemeyer
Date	Shares Purchased	Sole/Shared	Price per Share	Aggregate Price
July 27, 2005	880	Shared	50.7555	44,665
June 16, 2005	713	Shared	46.2912	33,006

Item 7.	Material to Be Filed as Exhibits
Exhibit 1 Agreement of Joint Filing

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2005

CASTLE CREEK CAPITAL PARTNERS FUND I, P
By:	Castle Creek Capital, LLC
General Partner

	By:	/s/ William J. Ruh
William J. Ruh
Executive Vice President

CASTLE CREEK CAPITAL PARTNERS FUND IIa, LP
By:	Castle Creek Capital, LLC
General Partner

	By:	/s/ William J. Ruh
William J. Ruh
Executive Vice President

CASTLE CREEK CAPITAL PARTNERS FUND IIb, LP
By:	Castle Creek Capital, LLC
General Partner

	By:	/s/ William J. Ruh
William J. Ruh
Executive Vice President

CASTLE CREEK CAPITAL, LLC

	By:	/s/ William J. Ruh
William J. Ruh
Executive Vice President

EGGEMEYER ADVISORY CORP.

By:	/s/ John M. Eggemeyer, III
John M. Eggemeyer, III
President

/s/ John M. Eggemeyer, III
John M. Eggemeyer, III

WJR CORP.
By:		/s/ William J. Ruh
William J. Ruh
President

/s/ William J. Ruh
William J. Ruh